December 19, 2005



Mr. John Cash
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0510

Subject:	Weyerhaeuser Company
	      Form 10-K for the year ended December 26, 2004
	      Filed March 3, 2005
	      File #1-4825

Dear Mr. Cash:

We have received the staff's letter dated December 8, 2005 relating to Weyerhaeuser Company's annual report on Form 10-K for the fiscal year ended December 26, 2004 and are working on our responses to the comments made by the staff in the letter. We note that you have requested a response to the comments within ten business days. We would like to request an extension of time for response to January 31, 2006 to accommodate holiday schedules and to allow us sufficient time to prepare detailed responses.

If you have any questions regarding this response, please give me a call at
(253) 924-3009.

Very truly yours,

Weyerhaeuser Company

/s/ Steven J. Hillyard
---------------------------
Steven J. Hillyard
Vice President and Chief Accounting Officer